Malizia Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661
John J. Spidi spidilaw@aol.com		writer's direct dial number (202) 434-4670

VIA EDGAR

August 5, 2011

Kathryn McHale, Esq.
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:	Parke Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2011
File No. 000-51338

Dear Ms. McHale:

On behalf of Parke Bancorp, Inc. (the “Company”), we hereby submit the following responses to the staff’s comment letter dated July 6, 2011, with respect to the above-referenced filings.  For ease of reference, we have keyed our responses to the captions and paragraph numbering used in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 11.  Executive Compensation

Summary Compensation Table, page 12 of Definitive Proxy Statement on Schedule 14A

1.	Please describe, and revise future filings to disclose, the material factors that led to the payment of bonuses disclosed in the Summary Compensation Table. Refer to Item 402(o) of Regulation S-K.

Response

1.
In accordance with the Employment Agreement between Vito Pantilione, President and CEO and Parke Bank (the “Bank”), Mr. Pantilione is eligible to receive a bonus annually after the end of each calendar year equal to ten percent (10%) of the net pre-tax profits of the Bank during such year up to a maximum of fifty percent (50%) of the Executive’s then annual base salary.  For purposes of calculating

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
August 5, 2011

Executive’s bonus, net pre-tax profits means the Bank’s gross revenues for such calendar year less all operating expenses and charges to income in accordance with generally accepted accounting principles, consistently applied. With respect to bonus payments for the other Named Executive Officers, the CEO and the Compensation Committee evaluates the job performance of the Officers and the financial performance of the Company in determining bonus awards. The Company will describe these factors in future filings in accordance with your request.

Item 13.  Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions, page 16 of Definitive Proxy Statement on Schedule 14A

2.
We note the disclosure that the terms of loans to officers, directors and their affiliates were “similar to those prevailing for comparable transactions with other customers and do not involve more than a normal risk of collectability or other unfavorable features.”  Please confirm, and revise future filings to disclose, if accurate, that loans to related persons—as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K—were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and did not involve more than the normal risk of collectability or present other unfavorable features.  Refer to Instruction 4.c. to Item 404(a) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 130.05.  If loans were made on terms that are available to employees generally, but not available to the general public, please provide the information required by Item 404(a)(5) of Regulation S-K.

Response

2.
The Company hereby confirms, and will disclose in future filings that all loans to related persons were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank; and did not involve more than the normal risk of collectability or present other unfavorable features.

3.
We note your disclosure that Mr. Hedenberg is currently involved in a land development project where the Bank has its main office.  Please provide us with further detail regarding the relationship between this project and the Bank.  If appropriate, please provide us with proposed “Related Party” disclosure to be included in future filings.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
August 5, 2011

Response

3.
The Company has no ownership interest in Mr. Hedenberg’s land development project located in Sewell, NJ and, therefore, related party disclosure is not warranted. The Bank has provided financing for the project and the loan is included in loans to related persons.

Form 10-Q for the Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 4.  Loans, page 13

4.
We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20.  Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary.  Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Response

4.
After a review by management, the commercial real estate mortgage portfolio will be disaggregated by owner occupied, non-owner occupied and multi-family. Future filings will include this disaggregation in Note 4 - Loans and Note 5 - Allowance for Loan Losses. This will better reflect the portfolio’s risk profile and aligns with the segments management uses to monitor performance. Management also considered whether a further disaggregation by industry sector was appropriate. Since no industry sector was greater than 10% of the overall portfolio, and there is no concentration of impaired loans within these sectors, it was decided that this information would not be beneficial to the reader.

5.
We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods.  To the extent the information required for comparative disclosure is reasonably available, please provide comparative footnote disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Response

5.	Management will make every reasonable effort to provide comparative disclosures in future filings in Note 4 - Loans.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
August 5, 2011

6.	In regard to your troubled debt restructurings (TDRs), please tell us and revise future filings to address the following:

•
Provide a robust discussion of your TDR and renegotiated loan activities.  Your discussion should include in tabular format quantification of the types of concessions made (e.g., rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your successes or failures with the different types of concessions;

Response

The Company will include in future filings to disclose the following information in Note 4 - Loans.

It is our policy not to renegotiate the terms of a commercial loan simply because of a delinquency status. However, we will use our Troubled Debt Restructuring Program to work with delinquent borrowers when the delinquency is temporary. We consider all loans modified in a troubled debt restructuring to be impaired.

At the time a loan is modified in a troubled debt restructuring, we consider the following factors to determine whether the loan should accrue interest:

•	Whether there is a minimum of six months of current payment history under the current terms;

•	Whether the loan is current at the time of restructuring; and

•	Whether we expect the loan to continue to perform under the restructured terms with a debt coverage ratio that complies with the Bank’s credit underwriting policy of 1.25X.

We also review the financial performance of the borrower over the past year to be reasonably assured of repayment and performance according to the modified terms. This review consists of an analysis of the borrower’s historical results; the borrower’s projected results over the next four quarters; current financial information of the borrower and any guarantors. The projected repayment source needs to be reliable, verifiable, quantifiable and sustainable. In addition, all troubled debt restructurings are reviewed quarterly to determine the amount of any impairment.

At the time of restructuring, the amount of the loan principal for which we are not reasonably assured of repayment is charged-off, but not forgiven.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
August 5, 2011

The following is an analysis of loans modified in a troubled debt restructuring by type of concession as of March 31, 2011. This table will be included in future filings in Note 4 - Loans.

There were no modifications that involved forgiveness of debt or forbearance agreements.

	TDRs in compliance with their modified terms and accruing interest	TDRs that are not accruing interest	Total
	(amounts in thousands)
Reduction in interest rate	$20,688	$7,616	$28,304
A period of interest only payments	20,589	12,426	33,015
Total	$41,277	$20,042	$61,319

•	Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual; and

Response

The following is an analysis of performing and nonperforming loans modified in a troubled debt restructuring as of March 31, 2011. This table will be included in future filings in Note 4 - Loans.

	TDRs in compliance with their modified terms and accruing interest		TDRs that are not accruing interest		Total
	Balance	Count	Balance	Count	Balance	Count
	(loan balances in thousands)
Commercial	$--	--	$594	1	$594	1
Commercial Real Estate Construction	--	--	2,656	3	2,656	3
Commercial Real Estate Mortgage - Owner Occupied	4,862	8	4,446	6	9,308	14
Commercial Real Estate Mortgage - Non-owner Occupied	28,221	10	4,968	4	33,189	14
Commercial Real Estate Mortgage - Multifamily	4,520	1	506	2	5,026	3
Residential Real Estate Mortgage	3,674	1	6,872	1	10,546	2
Total	$41,277	20	$20,042	17	$61,319	37

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
August 5, 2011

•	Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Response

A borrower with a restructured loan must make a minimum of six consecutive monthly payments at the restructured level and be current as to both interest and principal to be on accrual status.

The Company will disclose the following information in future filings in Note 4 - Loans.

7.	Given the increasing levels of troubled debt restructurings and increases in OREO, please address and disclose the following, as it relates to your appraisal policies:

•	Tell us and disclose your appraisal policy;

Response

All impaired loans and OREO have an independent third-party full appraisal to determine the net realizable value (“NRV”) based on the fair value of the underlying collateral, less cost to sell, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value.

The Company will revise future filings to disclose the following information in Note 4 - Loans.

•	Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;

Response

Every impaired loan and OREO property has a NRV that is based on a recent appraisal (less than one year) of the collateral. The appraised value is adjusted for the anticipated cost to sell and other costs that have been identified. The NRV is calculated and reviewed on a quarterly basis.

The Company will revise future filings to disclose the following information in Note 4 - Loans.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
August 5, 2011

•	When you receive new appraisals, describe the type of appraisals received, such as “retail value” or “as is value”;

Response

The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used.

•
Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal.  For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

Response

Charge-offs only are taken based on the NRV of the underlying collateral, as determined from a current appraisal. All partially charged-off loans remain on nonaccrual status until they are brought current as to both principal and interest and have at least six months of payment history and future collectability of principal and interest is assured.

The Company will revise future filings to disclose the following information in Note 4 - Loans.

•	Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

Response

Typically a loan is placed on nonaccrual when it is past due for 90 days. Management may make the decision to place a loan on nonaccrual prior to 90 days if it has information that would indicate that the borrower is unable to make the required payments. The NRV of the loan is determined based on the collateral value, less costs to sell, or the present value of discounted cash flows, as applicable. If the NRV is less than the loan amount, the shortfall is recognized by a specific reserve. If the borrower fails to pledge additional collateral in ninety days a charge-off will occur.

The Company will revise future filings to disclose the following information in Note 4 - Loans.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
August 5, 2011

•	Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and

Response

Prior to receiving the updated appraisal, we will establish a specific reserve for any estimated deterioration, based upon our assessment of market conditions, adjusted for estimated costs to sell and other identified costs. Once the updated appraisal is received, the book value of the loan is adjusted to its NRV as determined by the appraisal, adjusted for estimated costs to sell and other anticipated costs.

•	Address how you determine the amount to charge-off.

Response

See Response 8 Below

8.
Please provide us with sufficient information so that we will have a better understanding of your allowance for loan loss evaluation process of impaired loans.  Discuss how you considered the increase in the level of impaired loans in both fiscal 2010 and in the interim period of 2011, and the increases in the loan loss provisions and charge-offs when determining the portion of allowance related to these loans.  Further, provide us with and disclose sufficient information to enable the reader to understand the relationship between the loans identified as being impaired and the loans classified as substandard and OAEM included in the credit risk profile table on page 19.

Response

8.
The tepid economic recovery and the continued weakness in the housing market has had an substantial impact on the credit quality of the Bank’s loan portfolio and is reflected in the increase in loans deemed impaired.

Loans deemed impaired increased from $52.9 million at December 31, 2009, to $112.0 million at December 31, 2010, and was slightly lower at March 31, 2011 at $109.1 million. At March 31, 2011, included in impaired loans were $41.3 million of loans that had been modified in a troubled debt restructuring and were performing in accordance to the modified terms. All impaired loans are evaluated based on the criteria stated above on a quarterly basis and any change in the reserve requirements are recorded in the period identified.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
August 5, 2011

Loans with a risk rating of substandard or worse are deemed impaired. In addition, Troubled Debt Restructurings are also deemed impaired. Every impaired loan has a NRV that is based on a recent appraisal (less than one year) of the collateral, if collateral dependent, or the present value of expected cash flows. The appraised value of collateral is adjusted for the anticipated cost to sell and other costs, such as unpaid real estate taxes, that have been identified. That NRV is calculated by the loan officer and reviewed by our credit risk department to ensure that the calculation is correct. If the NRV is greater than the loan amount, then no impairment loss exists. If the NRV is less than the loan amount, the shortfall is recognized by a specific reserve. If the borrower fails to pledge additional collateral in the ninety day period, a charge-off equal to the difference between the loan carrying value and NRV will occur. In certain circumstances, however, a direct charge-off may be taken at the time that the NRV calculation reveals a shortfall.

As part of our loan quality department meetings and loan work out meetings, impaired loans are reviewed quarterly to ensure that appraisals and other assumptions included in the quarterly impairment analyses are kept current. If, based on general economic and geographic information from outside sources, we believe that the value of collateral is decreasing, we will obtain a new appraisal and make adjustments accordingly.

The Company will revise future filings to disclose the following information in Note 4 - Loans.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at March 31, 2011 and December 31, 2010, page 32

9.
Please provide us with and revise future filings to include a table of nonperforming loans by loan type for each period presented.  Further, revise to also include the coverage ratio of nonperforming loans to total loans for these periods.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
August 5, 2011

Response

9.	The following is an analysis of nonperforming loans as of March 31, 2011 and December 31, 2010. This information will be provided in Management's Discussion and Analysis in future filings.

	March 31, 2011	December 31, 2010
	(amounts in thousands except ratios)
Commercial	$—	$—
Real estate construction:
Residential	5,068	8,546
Commercial	5,077	6,701
Real estate mortgage:
Residential	11,178	9,415
Commercial	8,341	2,722
Consumer	61	61
Total	$29,725	$27,445

Nonperforming loans to total loans	4.77%	4.38%

10.	Please provide us with and revise future filings to include a rollforward of activity within OREO for the periods presented.

Response

10.	An analysis of the activity of Other Real Estate Owned is as follow. This information will be provided in Management's Discussion and Analysis in future filings.

	For the Three Months Ended March 31,
	2011	2010
	(amounts in thousands)
Balance at beginning of period	$16,701	$—
Real estate acquired in settlement of loans	—	3,572
Sales of real estate	(2,489)	—
Capitalized improvements to real estate	1,770	—
Balance at end of period	$15,982	$3,572

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
August 5, 2011

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The staff’s other closing comments have been duly noted.

If you have any additional comments or questions, please direct such inquiries to the undersigned of this office.  Thank you for your prompt attention to this matter.

Sincerely,

/s/ John J. Spidi
John J. Spidi

cc:	Marc Thomas, SEC Staff Accountant
Vito S. Pantilione, President and Chief Executive Officer
John S. Hawkins, Executive Vice President and Chief Financial Officer
Joan S. Guilfoyle, Esq.